                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             CELERITY SYSTEMS, INC.
           --------------------------------------------------------
                                (Name of Issuer)


                    Common Stock (par value $.001 per share)
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   15100R 10 7
           --------------------------------------------------------
                                 (CUSIP Number)


                              Kenneth R. Koch, Esq.
                  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                      551 Fifth Avenue, New York, NY 10176
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                October 13, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15100R 10 7
---------------------

1        Name of Reporting Person                     Kenneth D. Van Meter
         I.R.S. Identification No.
         of Above Person
      -------------------------------------------------------------------------

2        Check the Appropriate Box if                 (a) [   ]
         a Member of a Group                          (b) [   ]
     --------------------------------------------------------------------------

3        SEC Use Only

      --------------------------------------------------------------------------

4        Source of Funds                              PF

      --------------------------------------------------------------------------

5        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or 2(e)  [  ]

      --------------------------------------------------------------------------

6        Citizenship or Place of Organization         U.S.A.

      --------------------------------------------------------------------------

                             7   Sole Voting Power    418,200 (includes 413,200
                                                      shares underlying
                                                      exercisable options)

                                 -----------------------------------------------

Number of Shares             8   Shared Voting Power  155,028 (Mr. Van Meter
Beneficially Owned by                                 does not currently have
Reporting Person With                                 voting power with respect
                                                      to the 155,028 shares held
                                                      in his 401(k) account
                                                      since voting power is held
                                                      by the trustees of the
                                                      Company's 401(k) Profit
                                                      Sharing Plan (the "Plan").
                                                      The trustees are employees
                                                      of the Company. Mr. Van
                                                      Meter would, however,
                                                      acquire the power to vote
                                                      such shares upon the
                                                      making by the Company of
                                                      the appropriate election
                                                      under the Employee
                                                      Retirement Income Security
                                                      Act of 1974, as amended
                                                      ("ERISA").)

                                 -----------------------------------------------

                             9   Sole Dispositive     573,228 (includes 413,200
                                 Power                shares underlying
                                                      exercisable options)

                                 -----------------------------------------------

                             10  Shared Dispositive Power           0
                                 -----------------------------------------------

11       Aggregate Amount Beneficially
         Owned By Each Reporting Person              573,228

         -----------------------------------------------------------------------

12       Check box if the aggregate Amount
          in Row (11) Excludes Certain Shares        |X| (excludes 10,000 shares
                                                         owned by Mr. Van
                                                         Meter's adult children
                                                         as to which he
                                                         disclaims beneficial
                                                         ownership)

         -----------------------------------------------------------------------

13       Percent of Class Represented
          Amount in Row (11)                          12.6%
         -----------------------------------------------------------------------

14       Type of Reporting Person                     IN

         -----------------------------------------------------------------------


Item 1.           Security and Issuer.

         The title of the class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Celerity Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1400 Centerpoint Boulevard, Knoxville, Tennessee 37932.

Item 2.           Identity and Background.

         (a)      The name of the person filing this Schedule is Kenneth D. Van
                  Meter.

         (b) The business address of Mr. Van Meter is Celerity Systems, Inc., 1400 Centerpoint Boulevard, Knoxville, Tennessee 37932.

         (c) Mr. Van Meter is President, Chief Executive Officer and Chairman of the Board of Directors of the Company.

         (d) Mr. Van Meter has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Van Meter has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Van Meter is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         In October, 1998, 155,028 shares of Common Stock of the Company were purchased for Mr. Van Meter's 401(k) account for $135,649.50 with personal funds from such account.

Item 4.           Purpose of Transaction.

         The 155,028 shares purchased by Mr. Van Meter were purchased for investment.

         Except as provided herein, Mr. Van Meter has no current plans or proposals in his capacity as a shareholder which would relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) any change in the present board of directors or management of the Company;

                  (e) any material change in the present capitalization or dividend policy of the Company;

                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) any action similar to those enumerated above.

         Mr. Van Meter, however, reviews and may vote or otherwise exercise decision-making authority with respect to all potential corporate transactions in his capacity as a director and executive officer of the Company, which may include transactions of the type listed above.

Item 5.           Interest in Securities of the Issuer.

                  (a) The equity securities to which this statement relates consists of 573,228 shares of Common Stock, including (i) 160,028 shares of Common Stock owned by Mr. Van Meter (of which 155,028 shares of Common Stock are held through Mr. Van Meter's 401(k) account), (ii) 183,200 shares of Common Stock issuable upon the exercise of currently exercisable stock options held by Mr. Van Meter at an exercise price of $1.38 per share, which options expire on April 4, 2007 and (iii) 230,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options held by Mr. Van Meter at an exercise price of $3.00 per share, which options expire on July 18, 2007. These equity securities represent approximately 12.6% of the outstanding shares of Common Stock of the Company. (This statement does not include 10,000 shares of Common Stock owned by Mr. Van Meter's adult children as to which he disclaims beneficial ownership.)

                  (b) Mr. Van Meter has sole power to vote and dispose of 413,200 shares of Common Stock underlying exercisable stock options and 5,000 shares of Common Stock held by him, and shared power to vote and sole power to dispose of 155,028 shares of Common Stock held in his 401(k) account.

                  (c) During the 60 days preceding the filing of this report, no transactions involving Common Stock were effected.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the equity securities to which this statement relates, except that any such dividends or proceeds with respect to the shares of Common Stock held in Mr. Van Meter's 401(k) account are subject to the terms of the Plan.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         1. Reference is made to the employment agreement between the Company and Mr. Van Meter, a copy of which is incorporated by reference to the Company's Registration Statement on Form SB-2, filed October 8, 1997 (Exhibit 10.1). Pursuant to such agreement, Mr. Van Meter is entitled to purchase 183,200 and 230,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options at exercise prices of $1.38 and $3.00 per share, respectively, which options expire on April 4, 2007 and July 18, 2007, respectively.

         2. Reference is made to the Celerity Systems, Inc. 401(k) Profit Sharing Plan, a summary plan description of which is incorporated by reference to the Company's Registration Statement on Form S-8, filed September 18, 1998 (Exhibit 99). Mr. Van Meter does not currently have voting power with respect to the 155,028 shares held in his 401(k) account since voting power is held by the trustees of the Plan. The trustees are employees of the Company. Mr. Van Meter would, however, acquire the power to vote such shares upon the making by the Company of the appropriate election under ERISA.

Item 7.           Materials to be Filed as Exhibits.

         1. Employment Agreement between the Company and Mr. Van Meter, a copy of which is incorporated by reference to the Company's Registration Statement on Form SB-2, filed October 8, 1997 (Exhibit 10.1).

         2. The Celerity Systems, Inc. 401(k) Profit Sharing Plan, a summary plan description of which is incorporated by reference to the Company's Registration Statement on Form S-8, filed September 18, 1998 (Exhibit 99).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

Dated:   October 23, 1998                       /s/ Kenneth D. Van Meter
                                              --------------------------
                                               Kenneth D. Van Meter